Exhibit 99.2

MAG SILVER CORP.

TIMELY DISCLOSURE, CONFIDENTIALITY AND INSIDER TRADING POLICY

The board of directors and the management of MAG Silver Corp. (the “Corporation”) are committed to effective communication with its shareholders, market participants, customers, employees, suppliers, financiers, creditors, other stakeholders and the wider community.  The Corporation will ensure that all stakeholders are informed appropriately of its activities and performance.

The Corporation will endeavour to make publicly available full information to ensure that trading in its shares takes place in an efficient, competitive and informed market.

1.	Purpose of this Policy

The purpose of this timely disclosure, confidentiality and insider trading policy (the “Policy”) is to ensure that the Corporation and all persons to whom this Policy applies meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all Material Information (as defined herein), ensuring that all persons to whom this Policy applies understand their obligations to preserve the confidentiality of Undisclosed Material Information (as defined herein) and ensuring that all appropriate parties who have Undisclosed Material Information are prohibited from Insider Trading (as defined herein) and Tipping (as defined herein) under applicable law, stock exchange rules and this Policy.  This Policy covers disclosures in documents filed with the securities regulators and written statements made in the Corporation’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Corporation’s website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

2.	To Whom this Policy Applies

The main groups to whom this Policy apply are set forth in Schedule “A” attached hereto.  Each section of the Policy that imposes restrictions and obligations will describe which groups of persons are subject to that section. References in this Policy to “any person to whom this Policy applies” or similar references are intended to include persons in all of the groups described in Schedule “A”.

3.	Responsibility for this Policy

The Corporation has created an operational committee (the “Disclosure Committee”) consisting of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and one independent director together with such other persons as they may delegate from time to time.  The composition of the Disclosure Committee may change from time to time and the Corporation will advise all persons to whom this Policy applies of any such changes. Any actions required to be taken may be taken by any two members of the Committee.

4.	Individuals Who Are Authorized to Speak on Behalf of the Corporation

4.1
Only the individuals (“Spokespersons”) listed below are authorized to communicate with analysts, the media and investors on behalf of the Corporation and only with respect to the areas noted opposite their respective names. The list may be changed by the Disclosure Committee from time to time.

Spokesperson
Chairman of the Board	All
President & Chief Executive Officer	All
VP Corporate Development	Investors
Chief Financial Officer	All

4.2
The Disclosure Committee may, from time to time, delegate in writing other Board Members, Officers, Employees or Contractors to speak to investors or potential investors on behalf of the Corporation whether in the course of their normal day-to-day business with the Corporation, as back-ups or to respond to specific inquiries.  The Disclosure Committee will advise the CEO that such a delegation has been made.  Any other inquiries or requests for comment outside of those noted above about the affairs of the Corporation from the media, analysts or other members of the public must be referred to the CEO, and the person receiving the inquiry must promptly notify the CEO that the approach was made.

4.3
Notwithstanding the requirements of this Policy, any Director of the Corporation is authorized to speak on behalf of the Corporation if approached by an analyst, investor or any other member of the public so long as such discussion is restricted to only cover information, statements and policy positions already disclosed by the Corporation and therefore already in the public domain.  All media enquiries will be directed to a Spokesperson.

5.	Disclosure of Material Information

5.1
“Material information” consists of both “material facts” and “material changes”.  A “material fact” means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the securities of the Corporation.  A “material change” means a change in the business, operations, assets or ownership of the Corporation that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Corporation and includes a decision to implement such a change if such a decision is made by senior management of the Corporation who believe that confirmation of the decision by the board of directors of the Corporation (the “Board”) is probable.  Under U.S. securities legislation, Material Information also includes any matters to which there is substantial likelihood that a reasonable investor would attach importance in making investment decisions.

5.2
In making materiality judgments, it is necessary to take into account a number of factors that cannot be captured in a simple bright-line standard or test.  These include, among other things, the nature of the information itself, the volatility of the Corporation’s securities and prevailing market conditions.  The materiality of a particular event or piece of information may vary between companies according to their size, the nature of their operations and many other factors.  Under volatile market conditions, apparently insignificant variances between earnings projections and actual results can have a significant impact on share price once released.  The Corporation will monitor and assess the market’s reaction to different information that is publicly disclosed to help make materiality judgments in the future.  As a guiding principle, if there is any doubt about whether particular information is material or not, the Corporation should err on the side of materiality and release the information publicly.

5.3
Any person to whom this Policy applies who becomes aware of information that has the possibility of being Material Information must immediately disclose that information to a member of the Disclosure Committee.  Schedule “B” attached hereto lists examples of Material Information.  That list is not exhaustive and the Corporation still needs to exercise its own judgment in making materiality determination.

5.4
Material Information is required to be disclosed immediately except in restricted circumstances where immediate release of the information would be unduly detrimental to the interests of the Corporation.  (See Section 10.2 of this Policy.) The Disclosure Committee, in consultation with the Board and others as appropriate, shall determine what is deemed to be Material Information and the appropriate public disclosure. Disclosure must be corrected immediately if the Corporation subsequently learns that earlier disclosure by the Corporation contained a material error at the time it was given and must be updated if earlier disclosure has become misleading as a result of intervening events.

5.5
Except where prohibited under applicable securities laws, news releases disclosing Material Information will be transmitted to the NYSE Amex and the Toronto Stock Exchange (the “Exchanges”), relevant regulatory bodies and major news wire services (that provide simultaneous distribution in Canada and the U.S.) that disseminate financial news to the financial press and to daily newspapers that provide regular coverage of financial news in the areas where the Corporation has operations or in the financial markets where the Company’s securities are traded.  When the Exchanges are open for trading, advance notice of a press release announcing Material Information must be provided to the Market Surveillance Branch (or similar departments) of the Exchanges to determine if a halt in trading is necessary to provide time for the market to digest the news.  When a press release announcing Material Information is issued outside of trading hours, the Market Surveillance Branch of the Exchanges should be notified before the market opens.  Copies of all press releases should be supplied to the Market Surveillance Branch of the Exchanges and to the relevant securities regulators immediately.

5.6
The Corporation’s news releases should contain enough detail to enable the media and investors to understand the substance and importance of the change that is being disclosed.  The guiding principle should be to communicate clearly and accurately the nature of the information, without including unnecessary details, exaggerated reports or editorial commentary designed to colour the investment community’s perception of the announcement one way or another.

5.7
All news releases must include the name of an officer or director of the Corporation who takes responsibility for the announcement, together with the Corporation’s telephone number.  It may also include the name and telephone number of additional contact persons.

5.8
Except where prohibited under applicable securities laws, news releases announcing Material Information will be disseminated through an approved news wire service that provides simultaneous national (in Canada and the U.S.) distribution to stock exchange members, relevant regulatory bodies and appropriate financial media.

5.9
Except where prohibited under applicable securities laws, all news releases will be posted on the Corporation’s website promptly after confirmation of dissemination over the news wire.  The website will include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent news disclosures or subsequent events.

5.10
All news releases will, as soon as practicable after dissemination, be filed on SEDAR and be furnished to the U.S. Securities and Exchange Commission (“SEC”) under cover of Form 6-K on the SEC’s EDGAR database.

6.	Electronic Communications

6.1
Board Members, Officers, Employees and Contractors must not partake in any discussion or post any information relating to the Corporation or any of its subsidiaries or trading in securities of the Corporation in internet chat rooms, blogs, newsgroups, bulletin boards or other similar online forums.  Board Members, Officers, Employees and Contractors should advise the Disclosure Committee if they are aware of any discussion of information of the Corporation in a chat room, newsgroup or bulletin board.

6.2
The Company’s website shall include a notice that advises the reader that the information posted was accurate at the time of posting but may be superseded by subsequent disclosures. As much as practical, all data posted to the website shall show the date that such material was posted. Any material changes in information must be updated in a timely manner.

6.3
Links from the Company’s website to a third-party website must be approved by a member of the Disclosure Committee. Any such links will include a notice that advises the reader that he or she is leaving the Company’s website and that the Company is not responsible for the contents of the other site.

6.4
Disclosure on the Company’s website alone does not constitute adequate disclosure of information that is considered material non-public information. Any disclosures of material information on the website will be preceded by a news release.

6.5	The Company shall not post financial analyst reports on the Company website as to do so may create the impression that the Company endorses the contents of the reports.

6.6
Response to electronic enquiries will be the responsibility of the person or persons within the Company designated by the Disclosure Committee for that purpose. Only public information or information which could otherwise be disclosed in accordance with this Policy shall be utilized in responding to electronic inquiries.

7.	Conference Calls

A conference call/ webcast may be held with members of the investment community to discuss quarterly or annual financial and operating results or major material corporate developments. The Corporation will announce the date and time of the conference call/webcast in advance on its website and in a news release containing all relevant details for participating in or listening to the call/webcast as well as a general description of what is to be discussed.

At the beginning of the call/webcast, a Corporation spokesperson will provide appropriate cautionary language with respect to any forward-looking information and will direct participants to publicly available documents containing the assumptions, sensitivities and a full discussion of the risks and uncertainties that could cause actual results to differ materially from a conclusion, forecast or projection in forward-looking information and of the relevant material factors or assumptions applied in arriving at a conclusion or making a forecast or projection contained in oral forward-looking information.

After the call/webcast, the CEO and CFO, and other members of management who participated will conduct a debriefing session. If such debriefing identifies any inadvertent selective disclosure of previously undisclosed material information, the Corporation will promptly disclose such information via news release. Written material made available to participants in the conference call will also be posted on the website for others to view.

8.	Reviewing Analyst Draft Reports and Models

It is the Corporation’s policy that upon request it may review draft analyst research reports or financial models solely for factual accuracy based on publicly disclosed information. The Corporation will not confirm, or attempt to influence, an analyst's opinions or conclusions.

Analyst reports are proprietary products of the analysts’ firms. Re-circulating a report by an analyst may be viewed as an endorsement by the Corporation of the report. For these reasons, the Corporation will not provide analyst reports through any means to persons outside of the Corporation, including posting such information on its website. The Corporation may post on its website a complete list, regardless of the recommendation, of all the investment firms and analysts of which it is aware who provide research coverage on the Corporation.

9.	Rumours

The Corporation shall not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. Spokespersons will respond consistently to those rumours, saying “It is our policy not to comment on market rumours or speculation.”  If an Exchange or a securities regulatory authority requests that the Corporation make a statement in response to a market rumour, the Disclosure Committee will consider the matter and make a recommendation to the CEO as to the nature and context of any response.

10.	Confidentiality of Undisclosed Material Information

10.1
“Undisclosed Material Information” of the Corporation is the Material Information about the Corporation, including all financial information, that has not been “Generally Disclosed”: that is, disseminated to the public by way of a news release together with the passage of a reasonable amount of time (24 hours, unless otherwise advised that the period is longer or shorter, depending on the circumstances) for the public to analyze the information.

10.2
Where the immediate disclosure of Material Information concerning the business and affairs of the Corporation would be unduly detrimental to the interests of the Corporation, its disclosure may be delayed and kept confidential temporarily in accordance with applicable securities laws of Canada and the U.S. and applicable rules of the Exchanges (e.g., in some cases, immediate disclosure may be required by an Exchange in the event of unusual market activity or rumours).  Keeping information confidential can only be justified where the potential harm to the Corporation or to investors caused by immediate disclosure may reasonably be considered to outweigh the undesirable consequences of delaying disclosure.

Examples of circumstances in which disclosure might be unduly detrimental to the interests of the Corporation include:

•	Where the release of information would prejudice the ability of the Corporation to pursue specific and limited objectives or to complete a transaction or series of transactions that are underway.

•	Where the disclosure of the information would provide competitors with confidential corporate information.

•	Where the disclosure of information concerning the status of ongoing negotiations would prejudice the successful completion of those negotiations.

•
Where the disclosure of information includes the names of, or reference to, partners who have not yet exercised their contractual right to comment on such disclosure and their comment may benefit the disclosure by improving its clarity or accuracy.

All decisions to keep Material Information confidential must be made by the Disclosure Committee or the Board.

10.3
Any person to whom this Policy applies and who has knowledge of Undisclosed Material Information must treat the Material Information as confidential until the Material Information has been Generally Disclosed.

10.4
Undisclosed Material Information shall not be disclosed to anyone except in the necessary course of business. If Undisclosed Material Information has been disclosed in the necessary course of business, anyone so informed must clearly understand that it is to be kept confidential, and, in appropriate circumstances, execute a confidentiality agreement.  Schedule “C” attached hereto lists circumstances where securities regulators believe disclosure may be in the necessary course of business. When in doubt, all persons to whom this Policy applies must consult with a member of the Disclosure Committee to determine whether disclosure in a particular circumstance is in the necessary course of business. For greater certainty, disclosure to analysts, institutional investors, other market professionals and members of the press and other media will not be considered to be in the necessary course of business.  “Tipping”, which refers to the disclosure of Undisclosed Material Information to third parties outside the necessary course of business, is prohibited.

10.5	In order to prevent the misuse of inadvertent disclosure of Undisclosed Material Information, the procedures set forth below should be observed at all times:

•
Documents and files containing confidential information should be kept in a safe place to which access is restricted to individuals who “need to know” that information in the necessary course of business and code names should be used if necessary;

•	Confidential matters should not be discussed in places or in manners where the discussion may be overheard;

•
Transmission of documents containing Undisclosed Material Information by electronic means will be made only where it is reasonable to believe that the transmission can be made and received under secure conditions such as a dedicated server;

•
Unnecessary copying of documents containing Undisclosed Material Information must be avoided and extra copies of documents must be promptly removed from meeting rooms and work areas at the conclusion of the meeting and must be destroyed if no longer required; and

•
In certain circumstances the Disclosure Committee may assign a “code name” to confidential information.  Employees should utilize the “code name” at all times when discussing the confidential information.  Printed documents containing confidential information shall be stored in a secured cabinet and access to these documents on the Corporation’s computer network must be restricted.

10.6	In the event that:

(a)	confidential information is divulged in any manner (other than in the necessary course of business or in respect of a confidential filing with an Exchange or securities regulatory authorities); or

(b)	rumours that are correct in whole or in part respecting confidential information are circulated;

the Corporation is required to make an immediate announcement on the matter.  The Exchanges must be notified of the announcement in advance in the usual manner.  This includes contacting the applicable Exchange and may require requesting that trading be halted pending the issuance of a news release.  Where a rumour is circulated that is incorrect, the Corporation must notify the applicable Exchange upon becoming aware of the rumour, and the Corporation will, at the request of the Exchange, make a public, clarifying statement regarding the rumour if market activity indicates that trading is being influenced by the rumour.

11.	Quiet Period

11.1
The Disclosure Committee or the Company may determine that it is appropriate for the Company to observe “Quiet Periods”, during which time comments with respect to the Company’s current operations or expected results will not be provided to analysts, investors or other market professionals. This is in order to avoid the potential for improper selective disclosure or even the perception or appearance of improper selective disclosure. For example, a Quiet Period might run between the end of a drill program and the release of the drill results. The Company need not stop all communications with analysts or investors during the Quiet Period. However, communications should be limited to responding to inquiries concerning publicly available or non-material information.

11.2
Once the Company reaches the stage where its quarterly and/or annual financial results become material, it will institute the observation of a quarterly Quiet Period during which it will not initiate any meetings or telephone contacts with analysts and investors and no discussion on earnings will take place.  Subject to the discretion of the Disclosure Committee, each Quiet Period will (1) commence two weeks before the date of any regularly scheduled release of annual and/or quarterly financial information, and (2) end when the earnings for that quarter or year have been Generally Disclosed by way of a news release. This Quiet Period does not preclude the Company from responding to inquiries concerning publicly available or non-material information.

11.3
During a Quiet Period, Spokespersons must not provide any future-oriented information about the Corporation’s business, prospective business, operations or capital, including future-oriented financial information (as that term is defined under applicable securities law) (collectively, “Forward-Looking Information”) which relates to expected revenues, net income or profit, earnings per share, expenditure levels, and other information commonly referred to as earnings guidance (collectively, “Earnings Guidance”) or comments with respect to the financial results for the current fiscal quarter or current fiscal year.

11.4
Notwithstanding the restrictions in ss. 11.1, 11.2 and 11.3, the Company may Generally Disclose Forward-Looking Information during the Quiet Period when the Forward-Looking Information constitutes Undisclosed Material Information.  During a Quiet Period, Spokespersons may respond to unsolicited inquiries about information either that is not Material Information or information that has been Generally Disclosed.

11.5
Project oriented Forward Looking Information that is unaffected by quarterly or annual financial results of the Company, such as, without limitation, scoping studies, pre-feasibility studies and feasibility studies, that are already Generally Disclosed can continue to be disclosed in the normal course of business during the Quiet Period provided that no information, such as without limitation, per share data, is disclosed that would be affected by annual or quarterly results.

12.	Avoiding Selective Disclosure

12.1
Material Information is required to be publicly disclosed before being disclosed to any person or company (e.g. in an interview with an analyst or in a telephone conversation with an investor) except disclosing such information to such person or company prior to public dissemination is necessary in the course of business and such person or company is bound by an express confidentiality agreement or owes the Corporation a duty of trust or confidence with respect to such information.

12.2
When participating in shareholder meetings, news conferences, analysts’ conferences and private meetings with analysts, Spokespersons must only disclose information that either: (1) is not Material Information; or (2) is Material Information but has previously been Generally Disclosed. For greater certainty, acceptable topics of discussion include the Corporation’s business prospects (subject to the provisions of Section 11 of this Policy), the business environment, management’s philosophy and long-term strategy. Any selective disclosure of Undisclosed Material Information, including Earnings Guidance, is not permitted.

12.3	To protect against selective disclosure, the following procedures should be followed:

•
Spokespersons who are participating in shareholder meetings, news conferences, analysts’ conferences and private meetings with analysts should normally script their comments and prepare answers to anticipated questions in advance of the meeting or conference; and

•
Those scripts should normally be reviewed by the Disclosure Committee before the meeting or conference and any Undisclosed Material Information that is contained in the script must be Generally Disclosed before the meeting or conference or deleted from the script if it is premature for the information to be Generally Disclosed.

12.4
After each shareholder meeting, news conference, analysts’ conference or private meeting with analysts, the Corporation’s participants should normally meet and review the disclosures made during the course of the meeting or conference to determine if any Undisclosed Material Information was unintentionally disclosed.

12.5
If Undisclosed Material Information was disclosed (other than in the necessary course of business or in respect of a confidential filing with an Exchange or securities regulatory authorities), the participants must advise a member of the Disclosure Committee, who shall take immediate steps to ensure that the information is Generally Disclosed in accordance with the requirements of the Exchanges and/or securities regulatory authorities.

12.6
Pending the Material Information being Generally Disclosed, the Corporation must contact the parties to whom the Material Information was disclosed and inform them: (1) that the information is Undisclosed Material Information; and (2) of their legal obligations with respect to the Material Information.

13.	Limitations on Review, Distribution of Analysts’ Reports

13.1
When reviewing analysts’ reports in accordance with the procedure set out below, comments of Board Members, Officers, Employees and Contractors must be limited to identifying factual information that has been Generally Disclosed that may affect an analyst’s model and pointing out inaccuracies or omissions with respect to information that has been Generally Disclosed.

Any comments must contain a disclaimer that the report was reviewed for factual accuracy only. No comfort or guidance shall be expressed on the analysts’ earnings models or earnings estimates and no attempt shall be made to influence an analyst’s opinion or conclusion.

13.2	Analysts’ reports must not be circulated by Board Members, Officers, Employees and Contractors to persons outside of the Corporation except when in the necessary course of business, nor shall they be posted on, or linked from, the Corporation’s website.

14.	Forward-Looking Information

14.1
The Corporation may from time to time give Earnings Guidance or any other Forward-Looking Information through voluntary disclosure by way of a news release, provided that the cautionary language described in Section 14.2 accompanies the information.

14.2	If Forward-Looking Information is Generally Disclosed:

•	the information must be clearly stated to be forward-looking;

•	the factors and assumptions that were used to arrive at the Forward-Looking Information must be clearly described;

•
the factors that could cause actual results to differ materially must be clearly stated, and should be presented with a reasonably possible range of outcomes, a sensitivity analysis or other qualitative analysis that will assist in assessing the related risks; and

•
The information will be accompanied by a statement that the information is stated as of the current date and subject to change after that date, and the Corporation disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise.

15.	Trading of Securities of the Corporation

15.1
“Insider Trading”, which refers to persons in a Special Relationship with the Corporation purchasing or selling or otherwise monetizing securities of the Corporation while in possession of Undisclosed Material Information, is prohibited.

15.2
In addition to Section 15.1, Board Members, Officers and Head Office Employees shall not purchase or sell or otherwise monetize securities of the Corporation when there is a “Blackout Period” in effect, other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1, provided such trading plan: (1) is in writing; (2) was submitted to the Corporation for review prior to its adoption; and (3) was not adopted during a Blackout Period or at a time when the person was in possession of material non-public information.

“Blackout Period” means any period designated as a Blackout Period by the Disclosure Committee and communicated to those persons to whom this Policy applies.

In the circumstances where the Disclosure Committee determines a Blackout Period is required a confidential memo will be sent to all persons subject to this Policy informing them that a Blackout Period is in effect and that no trading in the Corporation’s securities is to occur until further notice.  No reason for the Blackout Period will be provided.

In addition, no person subject to a Blackout Period shall inform anyone not subject to the blackout that a Blackout Period is in effect as a result of particular events or developments.

15.3
Notwithstanding Section 15.2, a Board Member, Officer, Employee and Contractor may purchase or sell securities during a Blackout Period with the prior written consent of the CEO.  The CEO will grant permission to purchase or sell during a Blackout Period only where permitted by applicable securities rules.

15.4
The trading prohibitions in Sections 15.1 and 15.2 do not apply to the acquisition of securities through the exercise of share options or warrants provided that all of the following conditions are met:

•
the options or warrants would otherwise expire during the Blackout Period and the terms of any such options are not subject to extension in accordance with Section 5.5 of the Corporation’s amended and restated Stock Option Plan; and

•
the Blacked-out party has delivered written notice to the Corporation of his or her intent to exercise options prior to such expiry and at the same time delivers a written acknowledgement confirming that the above conditions have been met and that he or she will not trade the shares received on exercise of the options until such time that:

i.	the Blackout Period has expired; and

ii.	the Blacked-out party is not otherwise prohibited by law from trading in such shares.

16.	Trading in Securities of Other Companies

In addition, it is the policy of the Corporation that any Board Member, Officer, Employee or Contractor who, in the course of working for the Corporation, learns of material non-public information about a company with which the Corporation does business, including a customer or supplier of the Corporation, must not trade in that company’s securities until the information becomes public or is no longer material.

17.	Post-Termination Transactions

This Policy continues to apply to transactions in Corporation securities by Board Members, Officers, Employees or Contractors even after termination of employment or service of such persons.  If any of these persons is in possession of Undisclosed

Material Information at the time of termination of that person’s employment or service with the Corporation, that person may not trade in Corporation securities until that information has become public or is no longer material.

18.	Insider Trade Reports; U.S. Beneficial Ownership Reporting Requirements

18.1
An Insider of the Corporation is required to file an initial insider report within ten (10) days of becoming an Insider and subsequent insider reports within five (5) days following any change in its interest in any securities of the Corporation. If an Insider of the Corporation does not own or have control over or direction over securities of the Corporation, or if ownership or direction or control over securities of the Corporation remains unchanged from the last report filed, a report is not required.

18.2
In addition, U.S. law imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934) of more than five per cent of the Corporation’s common shares.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the U.S. Securities Exchange Act of 1934.

19.	Penalties

When Board Members, Officers, Employees or Contractors are caught trading on Undisclosed Material Information it causes great embarrassment to the Corporation.  While regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, U.S. federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel (see “Control Person Liability” below).  As a result, the Corporation may take its own disciplinary actions, which could result in termination of employment or implementation of a probationary period.  The Corporation will also report the matter to the appropriate regulatory authorities.

The prohibition against trading on Undisclosed Material Information as set forth in Canadian and U.S. securities legislation can be enforced through a wide range of penalties, including:

(a)	fines and penal sanctions;

(b)	civil actions for damages;

(c)	criminal penalties and incarceration;

(d)	an accounting to the Corporation for any benefit or advantage received; and

(e)	administrative sanctions by securities commissions, such as cease trade orders and removal of exemptions.

20.	U.S. “Control Person” Liability

In the U.S., the Corporation and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, could be subject to civil and criminal penalties.

21.	Acknowledgment

Employees will be requested to sign the acknowledgement attached as Schedule “D” to this Policy.

Non-compliance with these policies is a serious breach of the terms and conditions of engagement and will be dealt with accordingly.

December 9, 2011

SCHEDULE “A”

Individuals and Entities to Whom this Policy Applies

“Board Members, Officers, Employees and Contractors” means a Board Member, an officer, an Employee or an independent contractor (who is engaged in an employee-like capacity) of the Corporation or its subsidiaries.  As described below, all Board Members, Officers, Employees and Contractors are also persons in a Special Relationship with the Corporation.

“Employee” means a full-time, part-time, contract or secondment employee of the Corporation or any of its subsidiaries.

“Head Office Employee” means an Employee who regularly works out of the Corporation’s head office location in Vancouver, British Columbia.

“Immediate Family Member” means any spouse, live-in partner or relative of a person who resides in the same household as that person, who does not live in that person’s household but whose transactions in Corporation securities are directed by, or are subject to the influence or control of, that person (such as parents or children who consult with such person before they trade in Corporation securities; they accordingly should be made aware of the need to confer with such person before they trade in the Corporation’s securities).

“Insider” means:

(1)	a Board Member or a Senior Officer of the Corporation;

(2)
a person who beneficially owns, directly or indirectly, more than 10% of the voting securities of the Corporation or who exercises control or direction over more than 10% of the votes attached to the voting securities of the Corporation (a “10% Shareholder”);

(3)	a Board Member or a Senior Officer of a subsidiary of the Corporation; or

(4)	a Board Member or a Senior Officer of a 10% Shareholder of the Corporation.

As described herein, all Insiders are also (1) Board Members, Officers, Employees and Contractors and (2) persons in a Special Relationship with the Corporation.

“Persons in a Special Relationship with the Corporation” means:

(1)	each Board Member, Officer, Employee and Contractor;

(2)	each 10% Shareholder;

(3)	each Board Member, officer, employee or contractor of a 10% Shareholder;

(4)	each member of an operating or advisory committee of the Corporation or its subsidiaries;

(5)
each Board Member, officer, partner and employee of a company that is engaging in any business or professional activity with the Corporation or its subsidiaries and who routinely comes into contact with Material Information;

(6)
each person or company that learned of Material Information with respect to the Corporation from a person or company described in (1) though (5) of this definition and knew or ought reasonably to have known that the other person or company was in such a special relationship; and

(7)	any Immediate Family Member of any individual referred to in (1) through (6).

A company is considered to be a “subsidiary” of another company if it is controlled by (1) that other, (2) that other and one or more companies, each of which is controlled by that other, or (3) two or more companies, each of which is controlled by that other; or it is a subsidiary of a company that is that other’s subsidiary. In general, a company will control another company when the first company owns more than 50% of the outstanding voting securities of that other company.

“Senior Officer” means:

(1)
the chair or a vice-chair of the Board  or any of its subsidiaries, the President, Chief Executive Officer, Chief Financial Officer, a Vice-President, the Corporate Secretary, the Treasurer or the Managing Director of the Corporation or any of its subsidiaries or any of their operating divisions; or

(2)	any other individual who performs functions for the Corporation or any of its subsidiaries similar to those normally performed by an individual occupying any of the offices listed in (1) above.

As described herein, all Senior Officers are also (1) Insiders, (2) Board Members, Officers, Employees and Contractors and (3) persons in a Special Relationship with the Corporation.

SCHEDULE “B”

Examples of Material Information
(Based on National Policy 51-201 and
Section 410 of the TSX Company Manual;
also consistent with the NYSE Amex Company Guide)

Changes in corporate structure
•	changes in share ownership that may affect control of the company
•	changes in corporate structure such as major reorganizations, amalgamations, or mergers
•	take-over bids, issuer bids, or insider bids

Changes in capital structure
•	the public or private sale of additional securities
•	planned repurchases or redemptions of securities
•	planned splits of common shares or offerings of warrants or rights to buy shares
•	any share consolidation, share exchange, or stock dividend
•	changes in a company’s dividend payments or policies
•	the possible initiation of a proxy fight
•	material modifications to the rights of security holders

Changes in financial results
•	a significant increase or decrease in near-term earnings prospects
•	unexpected changes in the financial results for any period
•	shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs
•	changes in the value or composition of the company’s assets
•	any material change in the company’s accounting policies

Changes in business and operations
•	any development that affects the company’s resources, reserves, technology, products or markets
•	a significant change in capital investment plans or corporate objectives
•	major labour disputes or disputes with major contractors or suppliers
•	significant new contracts, products, patents, or services or significant losses of contracts or business
•	significant discoveries by resource companies
•	changes to the Board of Directors or executive management, including the departure of the company’s CEO, CFO, COO or president (or persons in equivalent positions)
•	the commencement of, or developments in, material legal proceedings or regulatory matters
•	waivers of corporate ethics and conduct rules for officers, directors, and other key employees
•	any notice that reliance on a prior audit is no longer permissible
•	de-listing of the company’s securities or their movement from one quotation system or exchange to another

Acquisitions and dispositions
•	significant acquisitions or dispositions of assets, property or joint venture interests

•	acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in credit arrangements
•	the borrowing or lending of a significant amount of money
•	any mortgaging or encumbering of the company’s assets
•	defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors
•	changes in rating agency decisions
•	significant new credit arrangements

SCHEDULE “C”

Examples of Disclosures that may be Necessary in the Course of Business
(Reproduced from National Policy 51-201)

(1) Disclosure to:

•	vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing, and supply contracts

•	employees, officers and board members

•	lenders, legal counsel, auditors, underwriters, and financial and other professional advisors to the Corporation

•	parties to negotiations

•	labour unions and industry associations

•	government agencies and non-governmental regulators

•
credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency’s ratings generally are or will be publicly available)

(2)   Disclosures in connection with a private placement

(3)   Communications with controlling shareholders, in certain circumstances

SCHEDULE “D”

RECEIPT AND ACKNOWLEDGEMENT

I,                                                               , hereby acknowledge that I have received and
                      (Print Name)
read a copy of MAG Silver Corp.’s “Timely Disclosure, Confidentiality and Insider Trading Policy” and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-noted policy may subject me to discipline by MAG Silver Corp. up to and including termination.

_________________________	_________________________
Signature	Date